Buenos Aires, June 7th, 2018

COMISIÓN NACIONAL

DE VALORES

BOLSAS Y MERCADOS

ARGENTINOS S.A.

Ref.: Related Party Transaction. Transport and Conditioning Agreement with Transportadora de Gas del Sur S.A.

Dear Sirs,

I am writing to the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) and Bolsas y Mercados Argentinos S.A. (“ByMA”), in my capacity as Responsible for Market Relations of Pampa Energía S.A. (the “Company”) to inform that on the date hereof, the Company’s Board of Directors approved entering into a Transport and Conditioning Agreement with Transportadora de Gas del Sur S.A. (“TGS”) (the “Agreement”).

                                   It is worth noting that, prior to the aforementioned approval, it was required the opinion of the Company´s Supervisory Committee so that it issues an opinion regarding the adjustment of those operation to arm’s length conditions, in accordance with art. 72 of the Capital Markets Law. To this regard, on the date hereof, the Supervisory Committee, gave and approved, in accordance with the delegation made by Section 110, h) of the Capital Markets Law, a report of related party transactions in which, to the opinion of the Committee, as of the date of the report, the Agreement can be reasonably considered arm’s length conditions for the market.

                                   It is informed that the opinion of the Supervisory Committee is published in the “Autopista de la Información Financiera” and at the disposal of the shareholders at the Company´s offices.

Sincerely,

Victoria Hitce

Head of Market Relations